SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 20)*

Golden Queen Mining Co. Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38115J100

(CUSIP Number)

Landon T. Clay

Thomas M. Clay

Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009

c/o East Hill Management Company, LLC

10 Memorial Boulevard, Suite 902

Providence, RI 02903

(401) 490-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 38115J100	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,759,736 shares of Common Stock
	8	SHARED VOTING POWER 8,868,132 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 18,759,736 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 8,868,132 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 27,630,219 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 38115J100	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSON Thomas M. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,805,680 shares of Common Stock
	8	SHARED VOTING POWER 6,416,863 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,805,680 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 6,416,863 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 8,222,543 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 38115J100	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay 2009 Irrevocable Trust u/a March 6, 2009
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP NO. 38115J100	Page 5 of 9 Pages

This Amendment No. 20 to Schedule 13D (the “Amendment”) is being filed by the undersigned to amend and restate the disclosures contained in the Schedule 13D originally filed on June 2, 2006 by Landon T. Clay, as amended by a Schedule 13D/A filed on February 2, 2010 by Landon T. Clay and Thomas M. Clay, as amended by a Schedule 13D/A filed on April 16, 2010, as amended by a Schedule 13D/A filed on June 16, 2010, as amended by a Schedule 13D/A filed on February 10, 2011, as amended by a Schedule 13D/A filed on April 12, 2011, as amended by a Schedule 13D/A filed on October 14, 2011, as amended by a Schedule 13D/A filed on February 9, 2012, as amended by a Schedule 13D/A filed on April 25, 2012, as amended by a Schedule 13D/A filed on July 16, 2012, as amended by a Schedule 13D/A filed on October 26, 2012, as amended by a Schedule 13D/A filed on February 21, 2013, as amended by a Schedule 13D/A filed on March 27, 2013, as amended by a Schedule 13D/A filed on May 2, 2013, as amended by a Schedule 13D/A filed on July 30, 2013, as amended by a Schedule 13D/A filed on July 31, 2013, as amended by a Schedule 13D/A filed on December 10, 2013, as amended by Schedule 13D/A filed on March 26, 2014, as amended by a Schedule 13D/A on June 18, 2014, and as amended by a Schedule 13D/A on July 25, 2014 (the “Schedule 13D”). This Amendment is being filed to reflect the entrance by Landon T. Clay, Thomas M. Clay and Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009 (the “2009 Irrevocable Trust”) into a Registration Rights Agreement, dated as of December 31, 2014. Landon T. Clay, Thomas M. Clay and the 2009 Irrevocable Trust are hereinafter referred to as the “Reporting Persons”.

Item 1. Security and Issuer.

This Amendment relates to the Common Stock (the “Common Stock”) of Golden Queen Mining Co. Ltd., a corporation organized under the laws of British Columbia, Canada (“Golden Queen” or “the Company”). The principal executive office of the Company is 6411 Imperial Ave., West Vancouver, BC V7W 2J5.

Item 2. IdentiTy and Background.

There have been no material changes to the information previously reported in the Schedule 13D with respect to the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

There have been no material changes to the information previously reported in the Schedule 13D with respect to the Reporting Persons.

Item 4. Purpose of Transaction.

There have been no material changes to the information previously reported in the Schedule 13D with respect to the Reporting Persons.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 6 of 9 Pages

Item 5. Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a)           According to information provided by the Company, 99,778,683 shares of Golden Queen’s Common Stock were outstanding as of December 23, 2014.

Landon T. Clay is the father of Thomas M. Clay.

Landon T. Clay may be deemed to beneficially own an aggregate of 27,630,219 shares of Golden Queen Common Stock which constitutes 25.8% of such class of securities. This total includes (i) 26,114 shares of Common Stock held by LTC Corp., (ii) 4,663 shares of Common Stock held by LTC Corp. Pension and Profit Sharing Plan, (iii) 807,250 shares held by Arctic Coast, (iv) 2,351 shares of Common Stock held by Landon T. Clay’s spouse, Lavinia D. Clay, (v) 10,000 shares of Common Stock held by Winter Place Associates, (vi) an aggregate of 2,451,269 shares of Common Stock held by various charitable annuity lead trusts of which Landon T. Clay is the donor (collectively, the “Charitable Annuity Lead Trusts”), (vii) 5,599,613 shares issuable upon conversion of the Debenture held by the 2013-4 GRAT and (viii) 18,759,736 shares directly owned by Landon T. Clay, including 1,681,940 shares issuable upon conversion of the Debenture. Harris Clay, Landon T. Clay’s brother, is the trustee of each of the Charitable Annuity Lead Trusts and each of Landon Clay’s four sons, including Thomas M. Clay, have a remainder beneficial interest in the Charitable Annuity Lead Trusts. East Hill Management Company, LLC, of which Landon T. Clay is a principal, provides investment advisory services to the Charitable Annuity Lead Trusts. Landon T. Clay disclaims beneficial ownership of the shares of Golden Queen Common Stock held by his spouse, Lavinia D. Clay, the shares held by Arctic Coast, and the shares held by the Charitable Annuity Lead Trusts. Landon T. Clay also disclaims beneficial ownership of the shares held by Winter Place Associates except to the extent of his proportionate pecuniary interest therein.

Thomas M. Clay may be deemed to beneficially own an aggregate of 8,222,543 shares of Golden Queen Common Stock which constitutes 7.8% of such class of securities. This total includes (i) 1,805,680 shares of Common Stock held directly by Thomas. M. Clay, (ii) 807,250 shares held by Arctic Coast (iv) 10,000 shares held by Winter Place Associates, and (v) 5,599,613 shares issuable upon conversion of the Debenture held by the 2013-4 GRAT. Thomas M. Clay disclaims beneficial ownership of the shares of Golden Queen Common Stock held by Winter Place Associates except to the extent of his proportionate pecuniary interest therein.

(b)           Landon T. Clay has sole voting and dispositive power of 18,759,736 shares of Golden Queen Common Stock, including 1,681,940 shares issuable upon conversion of the Debenture. Thomas M. Clay has sole voting and dispositive power of 1,805,680 shares of Golden Queen Common Stock. Landon T. Clay may be deemed to share voting and dispositive power over 8,868,132 shares of Golden Queen Common Stock which consists of (i) 807,250 shares held by Arctic Coast, (ii) 2,451,269 shares held by the Charitable Annuity Lead Trusts (iii) 10,000 shares held by Winter Place Associates and (iv) 5,599,613 shares issuable upon conversion of the Debenture held by the 2013-4 GRAT. Thomas M. Clay may be deemed to share voting and dispositive power over 6,416,863 shares of Golden Queen Common Stock which consists of (i) 807,250 shares held by Arctic Coast (ii) 10,000 shares held by Winter Place Associates and (iii) 5,599,613 shares issuable upon conversion of the Debenture held by the 2013-4 GRAT.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 7 of 9 Pages

(c)           To the knowledge of the Reporting Persons, no transaction in the class of securities reported have been effected during the past 60 days by any person.

(d)           Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

“Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.” is hereby amended and restated as follows:

The Debenture is subject to a Private Placement Subscription Agreement dated as of July 24, 2013 and the terms of the Convertible Debenture issued thereunder on July 26, 2013.

Effective as of December 31, 2014, the Reporting Persons entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Golden Queen, Harris Clay and the Clay Family Holders (as such are defined in the Registration Rights Agreement). Pursuant to the Registration Rights Agreement, the Reporting Persons can require Golden Queen, subject to the terms and conditions of the Registration Rights Agreement, to register under the Securities Act securities of Golden Queen beneficially owned by the Reporting Persons as of December 31, 2014 or acquired thereafter and prior to July 1, 2015.

Other than as described above and in Item 4, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company among the Reporting Persons or between the Reporting Persons and any other person

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint filing agreement, dated as of February 12, 2010, by and between Landon T. Clay and Thomas M. Clay.*

Exhibit 2	Joint filing agreement, dated as of April 24, 2012, by and between Landon T. Clay, Thomas M. Clay and the Landon T. Clay 2009 Irrevocable Trust.**

Exhibit 3	Transaction Agreement, dated June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 4	Voting and Support Agreement, dated as of June 8, 2014.***

SCHEDULE 13D

CUSIP NO. 38115J100	Page 8 of 9 Pages

Exhibit 5	Standby Purchase Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 6:	Registration Rights Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 7:	Registration Rights Agreement, dated as of December 31, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on December 31, 2014).

*Included as an exhibit to the Schedule 13D/A filed on February 2, 2010.

**Included as an exhibit to the Schedule 13D/A filed on April 25, 2012.

***Included as an exhibit to the Schedule 13D/A filed on June 18, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2015		LANDON T. CLAY

	By:	/s/ Landon T. Clay
Landon T. Clay

January 13, 2015		THOMAS M. CLAY

	By:	/s/ Thomas M. Clay
Thomas M. Clay

January 13, 2015	LANDON T. CLAY 2009 IRREVOCABLE TRUST U/A DATED MARCH 6, 2009

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Trustee